UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2010
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 330-5907 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Presents the IFRS Program as Requested by the CNBV

MEXICO CITY, April 29, 2010 -- Grupo Aeroportuario del Sureste, S.A.B. de C.V.(NYSE: ASR; BMV: ASUR) (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight others in the southeast of Mexico, announced that the Mexican National Banking and Securities Commission (“CNBV”) has requested that by April 30, 2010, Mexican issuers file documentation setting forth their program for the adoption of the International Financial Reporting Standards (“IFRS”), and the Mexican Stock Exchange (“BMV”) has requested that this information be filed through “Emisnet” (the electronic filing system of the BMV) together with ASUR’s quarterly report which was made public on April 22, 2010. As a result, ASUR filed the requested information today together with the quarterly report that is identical to the one previously made public on April 22, 2010.

 Exhibit 1: Plan for the Adoption of International Financial Reporting Standards as Issued by the International Accounting Standards Board

a)	Identification of the responsible people or areas

Responsible	Name
Team members for the transition	Manuel Canal Hernando Adolfo Castro Rivas Vicente Madrid Marin Ma de la Luz Macias Martínez
Coordinator	Manuel Canal Hernando
External Auditors	PricewaterhouseCoopers, S.C.
External Advisor hired for the transition	Deloitte

b)	Training
The training plan only contains the relevant aspects that will cover precisely the tasks to be performed by the following areas:

Personnel
Chief Executive Officer Chief Financial and Strategic Planning Officer	Fernando Chico Pardo Adolfo Castro Rivas
Other officers and relevant managers Legal Counsel	Claudio R. Gongora Morales

ASUR – Plan for the Adoption of IFRS	Page 1 of 5

Personnel (continued)
Members of the Board of Directors’ Committees	Fernando Chico Pardo Roberto Servitje Sendra Luis Chico Pardo Rasmus Christiansen Ricardo Guajardo Touché Francisco Garza Zambrano George Vojtia
Members of the Audit Committee	Ricardo Guajardo Touché George Votjia Francisco Garza Zambrano
Other Auxiliary Committees (specify)
Personnel in charge of the preparation and presentation of financial information under IFRS: Team leader Team members	Manuel Canal Hernando Adolfo Castro Rivas Vicente Madrid Marin Ma. De la Luz Macias Martínez

Indirect participants in the implementation process:
Area	Start Date	In Process (estimated due date)	Completed	Not Applicable (reason)
Treasury Taxes Information Technology Internal Auditing

Estimated Adoption Date	January 1, 2011. Transition period January 1, 2010.

Stage 1. Communications
Activity	Programmed Start Date	Actual Start Date	Programmed Due Date	Actual Due Date	Degree of Completion (%)	Comments
1. Coordination with the issuer’s management, all areas involved and related companies that should be consolidated or taken into consideration.	07/22/09	07/22/09	07/23/09	07/23/09	100
2. Design and communication of a dissemination and training plan
3. Other (detail)

ASUR – Plan for the Adoption of IFRS	Page 2 of 5

Stage 2. Assessment of the Accounting and Business Impact
Activity	Programmed Start Date	Actual Start Date	Programmed Due Date	Actual Due Date	Degree of Completion (%)	Comments
1. Preliminary identification of the accounting impacts that require specific actions (evaluation of the main differences between valuation and recognition)	07/28/09	07/28/09	12/29/09	02/17/10	100	Includes presentation of financial statements
2. Selection among available alternatives under IFRS 1 (First Time Application) and review of provisions and estimates	12/09/09	02/03/10	01/07/10	02/17/10	100	Includes simulation of the alternatives
3. Definition of the new accounting policies according to the different alternatives contemplated by the FRS	01/07/10	02/03/10	05/25/10	05/25/10	80	Includes proposal of changes in procedures
4. Evaluation of the impact on information systems, internal controls, etc.	01/07/10	02/03/10	05/25/10	05/25/10	80	Includes proposals for procedural changes
5. Identification and evaluation of the effects that impact the issuer’s performance measures (financial ratios, etc.).	05/26/10	02/17/10	07/15/10	07/15/10	60
6. Identification and review of contracts and other agreements that could be modified as a result of the transition to IFRS, as well as possible breaches of commitments or covenants	09/12/09	02/03/10	01/07/10	02/17/10	100
7. Detail of the additional disclosure in the notes to the financial statements resulting from the implementation of IFRS	02/17/10	02/17/10	07/02/10	07/02/10	0

ASUR – Plan for the Adoption of IFRS	Page 3 of 5

Stage 3. Parallel implementation and formulation of financial statements under IFRS and current accounting standards
Activity	Programmed Start Date	Actual Start Date	Programmed Due Date	Actual Due Date	Degree of Completion (%)	Comments
1. Identification of the main changes in the information systems required to prepare the financial statements under IFRS, relating to both the flow of information as well as the process of preparation of the financial statements	05/12/10	02/17/10	05/25/10	05/25/10	50
2. Identification of new or supplemental documents to be issued as a result of changes in the information systems, as well as new concepts required by IFRS	05/12/10	02/17/10	07/15/10	07/15/10	50
3. Analysis of the balance sheet and income statement of the issuer to identify the adjustments required to convert the balances as of the IFRS transition date	05/12/10	02/17/10	07/15/10	07/15/10	50
4. Preparation of the opening balance under the IFRS and reconciliation of results and shareholders’ equity according the FRS	05/12/10	02/17/10	07/15/10	07/15/10	20	Opening balances prepared
5. Design and adjustment of the quality control processes to assure the reliability of the financial information	05/12/10	02/17/10	07/15/10	07/15/10	20	Systems designed but not yet uploaded

Completed Activities
For each of the activities completed as of the date of presentation of this Exhibit, a detailed description of the findings and/or work performed to complete such activities, as well as the decisions taken in respect of each activity as follows:

Activity	Findings and/or Work Performed	Decisions Taken
1. Coordination with the issuer’s management for all related areas and companies that should be consolidated	Creation of a work team	Selection of an external advisor and the team members

ASUR – Plan for the Adoption of IFRS	Page 4 of 5

Completed Activities (continued)
Activity	Findings and/or Work Performed	Decisions Taken
2. Selection among available alternatives under IFRS 1 (First Time Application) and review of provisions and estimates	Analysis of the possible alternatives available under IFRS 1	Selection of the available alternatives
3. Identification and review of contracts and other agreements that could be modified as a result of the transition to IFRS, as well as possible breaches of commitments or covenants	There will not be any breaches of current commitments or covenants	None

/s/
Chief Executive Officer
/s/		/s/
Chief Financial and Strategic Planning Officer		Chief Legal Counsel

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.
 - END -

ASUR – Plan for the Adoption of IFRS	Page 5 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: April 30, 2010